UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Reconquista 1088, 7th Floor
Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Table of Contents

Item	Description
1	Press release, dated May 8, 2018, announcing first quarter 2018 results for Loma Negra C.I.A.S.A

Buenos Aires, May 8, 2018 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended March 31, 2018.

1Q18 Key Highlights

▪	Cement, masonry & lime sales volume in Argentina up 9.5% YoY reflecting continued market growth

▪	Net revenue up 41.6% YoY to Ps.4,534 million (US$230 million) driven by volume and favourable price environment.

▪	Adjusted EBITDA up 40.6% YoY to Ps.1,166 million (US$59 million). Adjusted EBITDA margin of 25.7%, remaining almost flat.

▪	The Cement, Masonry, and Lime segment in Argentina posted a 52.1% YoY increase in Adjusted EBITDA with Adjusted EBITDA margin expanding 207 basis points to 28.7%

▪	Net Debt /LTM Adjusted EBITDA ratio of 0.53x from 1.48x in 1Q17 and 0.30x in 4Q17

Commenting on the financial and operating performance for the first quarter of 2018, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted:  "We reported solid results in the first quarter, with volume and revenue growth principally driven by continued momentum in public infrastructure and private construction in Argentina reflecting ongoing economic growth.”

“Loma Negra’s cement, masonry and lime segment in Argentina, our core business, posted a 9.5% year-on-year increase in volumes during 1Q18. Volume growth, along with positive price environment resulted in Adjusted EBITDA for this segment increasing 52% during the period achieving a margin expansion of 207 basis points. On a consolidated basis, Consolidated Adjusted EBITDA margin remains almost unchanged.”

“For the remainder of the year, we are confident that we will continue to see healthy dynamics in our markets with increasing demand for cement and concrete, although at slower rates following the significant recovery experienced in the prior year, supporting our expansion plans. We are also making headway in the expansion of our L’Amali plant that will add to capacity as well as drive profitability gains.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2018	2017	% Chg.
Net revenue	4,534	3,202	41.6%
Gross Profit	1,301	943	38.0%
Gross Profit margin	28.7%	29.4%	-74 bps
Adjusted EBITDA	1,166	829	40.6%
Adjusted EBITDA Mg.	25.7%	25.9%	-18 bps
Net Profit	549	399	37.4%
Net Profit attributable to owners of the Company	526	354	48.6%
EPS	0.88	0.63	41.1%
Shares outstanding at eop	596	566	5.3%
Net Debt	2,265	3,954	-42.7%
Net Debt /LTM Adjusted EBITDA	0.53	1.48	-0.95x

Table 1b: Financial Highlights in U.S. Dollars
(amounts expressed in millions of U.S. dollars, unless otherwise noted)
	Three-months ended March 31,
	2018	2017	% Change
Ps./US$, av	19.68	15.68	25.5%
Ps./US$, eop	20.14	15.38	31.0%
Net revenue	230	204	12.9%
Adjusted EBITDA	59	53	12.1%
Net Profit	28	25	9.5%
Net Profit attributable to owners of the Company	27	23	18.4%
Net Debt	112	257	-56.3%
Net Debt /LTM Adjusted EBITDA	0.53	1.48	-0.95x

Overview of Operations

Sales Volumes

Table 2: Loma Negra Sales Volumes
		Three-months ended March 31,
		2018	2017	% Change
Cement, masonry & lime
Argentina	MM Tn	1.58	1.45	9.5%
Paraguay	MM Tn	0.14	0.15	-5.2%
Cement, masonry & lime total		1.72	1.59	8.1%
Argentina:
Concrete	MM m3	0.25	0.17	44.8%
Railroad	MM Tn	1.17	1.23	-4.9%
Aggregates	MM Tn	0.29	0.23	22.9%

Supported by continued momentum in private construction and infrastructure and reflecting the Company’s balanced approach of growing the topline while preserving gross margins, sales volumes of cement, masonry and lime in Argentina were up 9.5% YoY reaching 1.58 million tons in 1Q18. Sales volumes in Paraguay fell 5.2% in the period to 0.14 million tons compared with an 8% decline for the industry, due to a slow start to the year. As a result, consolidated total sales volumes of cement, masonry and lime for the quarter increased 8.1% YoY to 1.72 million tons.

Concrete volumes in Argentina, increased 44.8% YoY to 0.25  million m3 driven by continued robust growth in public infrastructure in the Company’s markets - the city of Buenos Aires and Greater Buenos Aires and the city of Rosario, province of Santa Fe.

Aggregate volumes were up 22.9% YoY to 0.29 million tons, benefiting from strong demand. The new crusher is already mounted and began operations in April which contributed to alleviate capacity constraints and is anticipated to double production capacity of aggregates once it’s fully operational. By contrast, sales volumes at Loma Negra’s railroad subidiary, Ferrosur, declined 4.9% to 1.17 million tons mostly due to lower transported volumes of third-party aggregates.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statement of Profit or Loss
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2018	2017	% Change
Net revenue	4,534	3,202	41.6%
Cost of sales	(3,233)	(2,259)	43.1%
Gross Profit	1,301	943	38.0%
Selling and administrative expenses	(327)	(269)	21.7%
Other gains and losses	4	0	1,233.1%
Tax on debits and credits to bank accounts	(65)	(40)	62.1%
Finance costs, net
Exchange rate differences	(109)	87	n/a
Financial income	108	4	2,795.3%
Financial expenses	(150)	(142)	5.5%
Profit before tax	762	583	30.6%
Income tax expense
Current	(199)	(182)	9.6%
Deferred	(13)	(2)	607.4%
Net profit	549	399	37.4%
Net Profit attributable to owners of the Company	526	354	48.6%

Net Revenues

Net revenue increased 41.6% to Ps.4,534 million in 1Q18, from Ps.3,202 million in the year-ago quarter, principally reflecting strong growth in Argentina – mainly in the Cement, masonry and lime segment and the Concrete segment.

Cement, masonry and lime revenues in Argentina were up 41.1% YoY, to Ps.3,400 million driven by both higher volumes and price increases. Revenues in Paraguay rose 23.1%, reaching Ps.346 million in the quarter as the 5.2% YoY decline in volume was more than compensated by the depreciation of the Argentine peso.

Concrete revenues in Argentina, rose 96.5% YoY to Ps.707 million reflecting volume growth and increased prices. In addition, Railroad revenues increased 22.9% to Ps.441 million despite lower volumes, while Aggregate revenues were up 31.3% reaching Ps.68 million during the period.

Cost of sales rose 43.1% YoY to Ps.3,233 million in 1Q18, as a result of cost inflation, greater sales volume, and  a higher share of Concrete sales. Cost of sales in the quarter was also impacted by a temporary increase in supply costs.

As a result, Gross profit increased 38.0% YoY reaching Ps.1,301 million in 1Q18 from Ps.943 million in 1Q17, with gross margin contracting 74 basis points YoY to 28.7%. While Gross profit margin in the Cement, masonry and lime segment in Argentina increased 221 basis points in the period, this improvement was more than offset mostly by robust growth in the lower-margin Concrete segment and lower transported volumes in the Railroad segment.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in the first quarter of 2018 rose 21.7% YoY in absolute values to Ps.327 million, from Ps.269 million in 1Q17. As a percentage of revenues, SG&A declined 118 basis points to 7.2% in 1Q18 from 8.4% in the year-ago period mainly driven by higher cost dilution along with a reduction in the effective sales tax rate.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2018	2017	% Change
Adjusted EBITDA reconciliation:
Net profit	549	399	37.4%
(+) Financial interest, net	15	114	-86.8%
(+) Income tax expense	213	184	15.7%
(+) Depreciation and amortization	189	155	21.5%
(+) Exchange rate differences	109	(87)	n/a
(+) Other financial expenses, net	26	24	11.9%
(+) Tax on debits and credits to bank accounts	65	40	62.1%
Adjusted EBITDA	1,166	829	40.6%
Adjusted EBITDA Margin	25.7%	25.9%	-18 bps

Adjusted EBITDA increased 40.6% year-over-year in 1Q18 to Ps.1,166 million, driven principally by continued growth in volumes and prices.

Adjusted EBITDA Margin, in turn, showed a slight decline of 18 basis points to 25.7%, from 25.9% in 1Q17, reflecting the strong growth of Concrete revenues during the period.

The Cement segment in Argentina, which represented 84% of the consolidated adjusted EBITDA in 1Q18, reported a 52.1% YoY increase in Adjusted EBITDA reaching Ps.975 million with Adjusted EBITDA margin expanding by 207 basis points during the period.

Adjusted EBITDA for the Cement segment in Paraguay was up 22.9% YoY, to Ps.150 million, with Adjusted EBITDA margin relatively flat at 43.4%. In addition, while the Concrete segment posted 19.3% increase in Adjusted EBITDA reaching Ps.15 million, the margin contracted 138 basis points mostly as a result of a temporary increase in the supply cost of raw materials.

By contrast, Adjusted EBITDA for the Railroad segment declined 46.4% to Ps.22 million in 1Q18, with Adjusted EBITDA margin contracting to 4.9% from 11.3% in the year-ago quarter reflecting  lower dilution of fixed costs given a decline in transported volumes of aggregates.

Finance Costs, Net

During 1Q18, total finance costs, net increased by 197.7% YoY, or Ps.100 million, reaching a net cost of Ps.151 million, mainly due to foreign exchange differences.

The Company reported a foreign exchange loss of Ps.109 million in 1Q18, as a result of the 7.3% peso depreciation as compared to an Ps.87 million gain in 1Q17 when the peso appreciated 3.0%.

Financial income, in turn increased by Ps.104 million reflecting a higher cash balance, while financial expenses rose by Ps.8 million.

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended March 31,
	2018	2017	% Change
Exchange rate differences	(109)	87	-225.5%
Financial income	108	4	2,795.3%
Financial expenses	(150)	(142)	5.5%
Total Finance Costs, Net	(151)	(51)	197.7%

Net Profit and Net Profit Attributable to Owners of the Company

For 1Q18, Loma Negra reported Net Profit of Ps.549 million, up 37.4% from Ps.399 million in the year-ago period. The effective tax rate declined to 28% in 1Q18 from 32% in 1Q17, as a result of the adjustment in deferred taxes in Argentina from the recent Tax Reform which reduced the income tax rate from 35% to 30% in 2018 and 2019, and to 25% thereafter.

Net Profit Attributable to Owners of the Company for the quarter increased 48.6% YoY, or Ps.172 million, to Ps.526 million. During 1Q18, the Company reported earnings per common share of Ps.0.88 and earnings per ADR of Ps.4.41, compared with earnings per share of Ps.0.63 and earnings per ADR of Ps.3.13 in 1Q17.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,		As of December 31,
	2018	2017	2017
Total Debt	4,559	4,220	4,364
- Short-Term Debt	1,941	2,508	1,760
- Long-Term Debt	2,618	1,712	2,604
Cash and Cash Equivalents	2,294	265	3,180
Total Net Debt	2,265	3,954	1,184
Shareholders' Equity	5,048	1,099	4,416
Capitalization	9,607	5,318	8,780
Adjusted EBITDA	1,166	829	3,942
Net Debt /LTM Adjusted EBITDA	0.53x	1.48x	0.30x

As of March 31, 2018, total cash and cash equivalents were Ps.2,294 million. Total debt at the close of the quarter was Ps.4,559 million, composed by Ps.1,941 million in short-term borrowings, including the current portion of long-term borrowings (or 43% of total borrowings), and Ps.2,618 million in long-term borrowings (or 57% of total borrowings). This compares with a 27.8% QoQ reduction in cash and cash equivalents from Ps.3,180 million as of December 31, 2017, while total debt increased by 8.0% sequentially from Ps.4,364 million during the same period, as a result of seasonally higher working capital needs, along with increased capex investments.

As of March 31, 2018, 43.4%, or Ps.1,979 million, Loma Negra’s total debt was denominated in U.S. dollars, 33.7% (or Ps.1,537 million) in Guaraníes, and 22.9% (or Ps.1,043 million) in Argentine pesos, with an average duration of 0.8 years.

At the close of 1Q18, Ps.2,643 million, or 58.0%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.296 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.1,916 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.431 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio declined to 0.53x in 1Q18 from 1.48x as of March 31, 2017 reflecting the proceeds for the recent IPO, but increased from 0.30x at the close of FY17.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the three months ended March 31, 2018 and 2017 (Unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Quarter ended March 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year	549	399
Adjustments to reconcile net profit to net cash provided by operating activities	617	388
Changes in operating assets and liabilities:	(1,080)	(703)
Net cash generated by operating activities	86	84

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(854)	(469)
Others	(9)	27
Net cash used in investing activities	(862)	(441)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from / Repayments off borrowings, Interest paid	(156)	(185)
Dividends paid	-	-
Proceeds from initial public offering, net of issuance costs	-
Net cash generated by (used in) financing activities	(156)	(185)

Net decrease in cash and cash equivalents	(932)	(542)
Cash and cash equivalents at the beginning of the year	3,180	803
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	46	4
Cash and cash equivalents at the end of the period	2,294	265

During 1Q18, the Company made capital expenditures for Ps.854 million, 32% of which were related to maintenance of existing capacity and 68% directed to the modernization and expansion of production capacity of L´Amalí plant. Cash flow from operations increased to Ps.86 million in 1Q18 from Ps.84 million in the year ago quarter reflecting the strong operating performance which was partially offset by the increase in working capital.

Expansion of L’Amalí Plant

Loma Negra is moving ahead with increasing installed capacity at its L’Amalí plant by 2.7 million tons annually. This expansion involves a capital expenditure of approximately US$350 million, and is expected to be completed early 2020.

The Company hired Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a capacity of 5,800 tons per day of clinker. The agreement includes the engineering, provision and shipment of all the equipment for the plant and its construction.

Basic engineering of the new plant and study of soil in situ was completed in 4Q17. In 1Q18, the Company started detailed engineering, selected the civil works subcontractor. On-site civil works have been iniated and main equipment is being ordered. On-site activities are progressing according to -schedule. Additions to Property, Plant and Equipment related to this project during 1Q18 were Ps.155 million.

Recent Events

Loma Negra Holds General Annual Shareholders’ Meeting

On April 25, 2018 Loma Negra held its General Annual Shareholders Meeting. At the meeting, among other items of the agenda, shareholders of the Company approved the full re-investment of Loma Negra’s 2017 earnings. Shareholders also approved the appointment of Mr. Franklin Feder as President of the Board and Mr. Paulo Nigro as Director. Mr. Sergio Faifman, Mr. Paulo Diniz, Mr. Carlos Boero Hughes, Mr. Sergio Alonso, and Ms. Diana Mondino were ratified as Board members.

1Q18 Earnings Conference Call

When:	10:00 a.m. U.S. ET (11:00 a.m. BAT), May 9, 2018

Dial-in: Password: Webcast:	0800-444-2930 (Argentina), 1-866-807-9684 (U.S.), 1-866-605-3852 (Canada), 1-412-317-5415 (International) Loma Negra Earnings Call https://services.choruscall.com/links/loma180509B4mAYyn3.html

Replay:
A telephone replay of the conference call will be available between May 9, 2018 at 1:00 pm U.S. E.T. and ending on May 16, 2018. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10120036. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Disclaimer
 This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Gastón Pinnel, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of March 31, 2018 and December 31, 2017 (Unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	As of March 31,	As of December 31,
	2018	2017
ASSETS
Non-Current assets
Property, plant and equipment	6,283	5,979
Intangible assets	73	75
Investments	0	0
Goodwill	39	39
Inventories	219	215
Other receivables	615	145
Trade accounts receivable	-	-
Total non-current assets	7,230	6,454
Current assets
Inventories	2,227	1,834
Other receivables	362	242
Trade accounts receivable	1,555	1,263
Investments	2,060	2,991
Cash and banks	234	189
Total current assets	6,438	6,519
TOTAL ASSETS	13,668	12,972
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	1,922	1,922
Reserves	59	59
Retained earnings	2,117	1,591
Accumulated other comprehensive income	293	250
Equity attributable to the owners of the Company	4,391	3,823
Non-controlling interests	657	593
TOTAL SHAREHOLDERS' EQUITY	5,048	4,416
LIABILITIES
Non-current liabilities
Borrowings	2,618	2,604
Accounts payable	60	71
Provisions	175	161
Tax liabilities	0	0
Other liabilities	14	16
Deferred tax liabilities	243	229
Total non-current liabilities	3,110	3,082
Current liabilities
Borrowings	1,941	1,760
Accounts payable	2,134	2,362
Advances from customers	146	206
Salaries and social security payables	562	542
Tax liabilities	697	573
Other liabilities	30	32
Total current liabilities	5,510	5,474
TOTAL LIABILITIES	8,620	8,556
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,668	12,972

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the three months ended March 31, 2018 and 2017 (Unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended March 31,
	2018	2017	% Change
Net revenue	4,534	3,202	41.6%
Cost of sales	(3,233)	(2,259)	43.1%
Gross profit	1,301	943	38.0%
Selling and administrative expenses	(327)	(269)	21.7%
Other gains and losses	4	0	1233.1%
Tax on debits and credits to bank accounts	(65)	(40)	62.1%
Finance costs, net
Exchange rate differences	(109)	87	n/a
Financial income	108	4	2795.3%
Financial expenses	(150)	(142)	5.5%
Profit before tax	762	583	30.6%
Income tax expense
Current	(199)	(182)	9.6%
Deferred	(13)	(2)	607.4%
Net profit	549	399	37.4%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	84	17	389.6%
Cash flow hedges	-	-	n/a
Total other comprehensive (loss) income	84	17	389.6%
TOTAL COMPREHENSIVE INCOME	632	416	51.9%
Net Profit (loss) attributable to:
Owners of the Company	526	354	48.6%
Non-controlling interests	23	45	-49.8%
NET PROFIT	549	399	37.4%
Total comprehensive income (loss) attributable to:
Owners of the Company	569	363	56.8%
Non-controlling interests	64	45	40.8%
TOTAL COMPREHENSIVE INCOME	632	408	55.0%
Earnings per share (basic and diluted):	0.88	0.63	41.1%

Table 10: Condensed Interim Consolidated Statements of Cash Flow for the Three-Months Ended March 31, 2018 and 2017 (Unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-Months ended March 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the year	549	399
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	213	184
Depreciation and amortization	189	155
Provisions	7	12
Interest	120	122
Share of profit (loss) of associates	-	-
Investment income recognized in profit	88	(86)
Exchange rate differences	-	1
Gain on disposal of Property, plant and equipment	-	0
Changes in operating assets and liabilities
Inventories	(374)	(267)
Other receivables	(82)	21
Trade accounts receivable	(281)	(309)
Advances from customers	(60)	81
Accounts payable	(216)	(221)
Salaries and social security payables	19	30
Provisions	(5)	(2)
Tax liabilities	(0)	8
Other liabilities	(3)	(2)
Income tax paid	(76)	(42)
Net cash generated by operating activities	86	84

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	2	-
Payments to acquire Property, plant and equipment	(360)	(462)
Payment of advances of Property, plant and equipment	(495)	-
Payments to acquire Intangible Assets	(1)	(7)
Interest received	-	27
Contributions to F.F.F.S.F.I.	(9)	-
Net cash used in investing activities	(862)	(441)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	182	183
Interest paid	(158)	(157)
Dividends paid	-	-
Repayment of borrowings	(180)	(212)
Proceeds from initial public offering, net of issuance costs	-	-
Net cash used in financing activities	(156)	(185)
Net decrease in cash and cash equivalents	(932)	(542)
Cash and cash equivalents at the beginning of the year	3,180	803
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	46	4

Cash and cash equivalents at the end of the period	2,294	265

Table 11: Financial Data by Segment
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-Month ended March 31,
	2018	%	2017	%
Net revenue	4,534	100.0%	3,202	100.0%
Cement, masonry cement and lime—Argentina	3,400	75.0%	2,409	75.3%
Cement—Paraguay	346	7.6%	281	8.8%
Concrete	707	15.6%	360	11.2%
Railroad	441	9.7%	358	11.2%
Aggregates	68	1.5%	52	1.6%
Others	25	0.6%	30	0.9%
Eliminations	(453)	-10.0%	(288)	-9.0%
Cost of sales	3,233	100.0%	2,259	100.0%
Cement, masonry cement and lime—Argentina	2,278	70.5%	1,668	73.8%
Cement—Paraguay	237	7.3%	184	8.1%
Concrete	676	20.9%	334	14.8%
Railroad	414	12.8%	301	13.3%
Aggregates	68	2.1%	50	2.2%
Others	14	0.4%	12	0.6%
Eliminations	(453)	-14.0%	(288)	-12.8%
Selling, admin. expenses and other gains & losses	323	100.0%	269	100.0%
Cement, masonry cement and lime—Argentina	243	75.3%	197	73.3%
Cement—Paraguay	13	4.1%	10	3.6%
Concrete	24	7.4%	17	6.3%
Railroad	32	10.0%	35	13.1%
Aggregates	1	0.4%	1	0.5%
Others	9	2.8%	9	3.2%
Depreciation and amortization	189	100.0%	155	100.0%
Cement, masonry cement and lime—Argentina	97	51.4%	96	62.0%
Cement—Paraguay	55	28.9%	34	22.1%
Concrete	8	4.1%	4	2.3%
Railroad	27	14.3%	18	11.5%
Aggregates	2	0.9%	3	1.7%
Others	1	0.3%	1	0.3%
Adjusted EBITDA	1,166	100.0%	829	100.0%
Cement, masonry cement and lime—Argentina	975	83.6%	641	77.3%
Cement—Paraguay	150	12.9%	122	14.7%
Concrete	15	1.3%	13	1.5%
Railroad	22	1.9%	40	4.9%
Aggregates	1	0.1%	3	0.4%
Others	3	0.3%	9	1.1%
Depreciation and amortization
Reconciling items:
Depreciation and amortization	(189)		(155)
Tax on debits and credits banks accounts	(65)		(40)
Finance costs, net	(151)		(51)
Income tax	(213)		(184)
NET PROFIT FOR THE YEAR	549	100.0%	399	100.0%

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 8, 2018	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer